File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 26th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: April 26th., 2004

VITRO Continues Positive Trend in 1Q’04

San Pedro Garza García, Nuevo León, Mexico – April 26, 2004 – Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 1Q04 un-audited results. Vitro posted 4.2 percent YoY growth in consolidated sales, with all three business units contributing to the increase. Consolidated EBITDA rose YoY by 1.2 percent, driven by improved performance at the Glass Containers and Glassware business units, which more than compensated for the decline in Flat Glass. Consolidated EBIT for the quarter, however, declined by 10.5 percent, with decreases at both the Flat Glass and Glass Containers business units. Consolidated EBITDA and EBIT margins declined YoY by 45 basis points and 86 basis points, respectively. EBITDA for the LTM improved to US$365 million as of March 31, 2004, from US$364 million as of December 31, 2003.

FINANCIAL HIGHLIGHTS*
	1Q'04	1Q'03	% Change

Consolidated Net Sales	547	525	4.2%
* Flat Glass	274	262	4.6%
* Glass Containers	215	207	3.8%
* Glassware	52	52	0.4%
Cost of Sales	407	386	5.4%
Gross Income	141	139	0.9%
Gross Margins	25.7%	26.5%	-83 bps
SG&A	112	107	4.3%
SG&A % of sales	20.5%	20.4%	+3 bps
EBIT	29	32	-10.5%
EBIT Margins	5.2%	6.1%	-86 bps
EBITDA	81	80	1.2%
* Flat Glass	33	40	-18.3%
* Glass Containers	41	37	11.0%
* Glassware	6	6	16.3%
EBITDA Margins	14.9%	15.3%	-45 bps
NET INCOME	32	(15)	--
Net Income Margins	5.8%	-2.8%	+858 bps

Total Financial Debt	1,395	1,576	-11.5%
* Short Term Debt	426	495	-14.0%
* Long Term Debt	969	1,080	-10.3%
Average life of debt	3.9	3.4	14.7%
* Millions of Nominal US$

Alvaro Rodriguez, Chief Financial Officer, commented: “The results were in line with the expectations and our guidance. A positive signal is that sales increased for the first time in eight quarters, driven by strong volume growth across the board. We believe these are additional signals that we are in a positive trend.”

“These results once again demonstrate the value of Vitro’s asset portfolio. While last year, Flat Glass was the stronger performer, this time Glass Containers and Glassware are driving performance. We believe that this business and asset structure provides a valuable base for stability in sales and cash generation. This is one of Vitro’s greatest strengths.”

Further commenting on Vitro’s strong business portfolio, Mr. Rodriguez said: “Although we may see variations quarter to quarter, longer term, Glass Containers is expected to provide downside protection while Flat Glass adds growth potential.”

Mr. Rodriguez added: “We continue to deliver on our stated strategy to focus on our three glass business units with the sale of Vitro’s interest in Vitro Fibras, our former fiberglass operation. The proceeds of this sale will be used during the year to pay down debt.”

“In addition, on April 2, 2004 through a syndicated loan facility taken at the Glassware business unit, Vitro refinanced close to 40% of its non-revolving bank debt due in 2004. This transaction is evidence of the financial initiatives we’re committed to, and will continue to pursue as part of our ongoing efforts to improve Vitro’s capital structure” Mr. Rodriguez concluded.

The consolidated financial results, income statement, and cash flows for the twelve-month period ended March 31, 2003, account for Vitromatic, S.A. de C. V. as a discontinued operation. All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for month by the end of month fix exchange rate published by Banxico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. The exchange rate as of January 31, 2004 was 11.0214, as of February 29, 2004 was 11.0606 and as of March 3,1 2004 was 11.1748 pesos per US dollar. Certain amounts may not sum due to rounding.

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses, and aluminum containers. Vitro also produces raw materials and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

First Quarter 2004 results
Conference Call and Web cast
Tuesday April 27, 2004
11:00 AM U.S. EST – 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through the end of the day on May 31, 2004. For inquiries regarding the conference call, please contact Alexander Fudukidis of Breakstone & Ruth via telephone at (646) 536-7012, or via email at afudukidis@breakstoneruth.com.

For further information, please contact:

Investor Relations Beatriz Martinez / Alejandro Doehner Vitro S.A. de C.V. + (52) 81-8863-1210 bemartinez@vitro.com adoehner@vitro.com	U.S. agency Alex Fudukidis / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 afudukidis@breakstoneruth.com Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

Consolidated Results

Sales

Consolidated net sales increased 4.2 percent during the first quarter of 2004, compared with the first quarter of 2003, as all Vitro’s business units posted YoY sales increases during the period. This is the first positive sales growth quarter in two years. Flat glass recorded a 4.6 percent YoY increase in sales. Sales at the Containers business unit increased YoY 3.8 percent as well. In the same period, Glassware’s sales increased by 0.4 percent, despite the unfavorable comparison due to the divestiture of Envases Cuautitlan (ECSA) in the third quarter of 2003.

Domestic sales increased 0.4 percent YoY, while export sales were 15.8 percent higher than in 1Q’03.

Table 1
Sales
(Millions)
			YoY%			YoY%
	1Q'04	1Q'03	Change	LTM 2004	LTM 2003	Change
Constant Pesos
Total Consolidated Sales	6,115	5,987	2.1	25,334	25,686	(1.4)

Flat Glass	3,067	2,991	2.6	12,352	12,239	0.9
Glass Containers	2,399	2,358	1.7	10,074	10,551	(4.5)
Glassware	582	592	(1.6)	2,637	2,744	(3.9)
			--			--
Domestic Sales	2,673	2,718	(1.7)	11,398	11,947	(4.6)
Export Sales	1,746	1,539	13.5	6,742	6,464	4.3
Foreign Subsidiaries	1,697	1,730	(2.0)	7,193	7,274	(1.1)

Nominal Dollars
Total Consolidated Sales	547	525	4.2	2,260	2,308	(2.1)

Flat Glass	274	262	4.6	1,101	1,093	0.8
Glass Containers	215	207	3.8	899	951	(5.5)
Glassware	52	52	0.4	236	250	(5.5)
			--			--
Domestic Sales	240	239	0.4	1,020	1,095	(6.9)
Export Sales	156	135	15.8	601	580	3.7
Foreign Subsidiaries	151	151	(0.1)	638	633	0.9

% Foreign Currency Sales* / Total Sales	56.2%	54.5%	1.7 pp	54.9%	52.5%	2.4 pp
% Export Sales / Total Sales	28.6%	25.7%	2.9 pp	26.6%	25.1%	1.5 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT decreased to US$29 million, a 10.5 percent YoY decline for the quarter. Two of the main factors affecting EBIT were an increase in the cost of natural gas and an increase in depreciation mentioned in the last quarter of 2003 for Containers’ forming machines. Despite the mentioned increase in the costs of gas, consolidated EBITDA increased YoY by 1.2 percent.
Consolidated EBIT reflects YoY decreases of 29 percent and 7 percent for Flat Glass and Containers, respectively, while Glassware improved from a negative EBIT of US$1 million to a positive EBIT of US$0.1 million.
Containers was the major contributor to the Company’s consolidated EBITDA increase, through its 11.0 percent improvement for the quarter. During the same period, Flat Glass’ EBITDA declined by 18.3 percent, while Glassware’s increased by 16.3 percent.
As expected, natural gas was an important contributor to the margin reduction. The magnitude of this effect was partly mitigated through a decrease in the average volume consumption of natural gas, mainly because of the use of alternative fuels, and improved furnace efficiencies and utilization. The Company is actively working towards the use of alternative sources of energy in its furnaces as a way to decrease costs. Furnaces in Containers’ Monterrey facilities have been fully converted, and Flat Glass’ furnaces for the VF-2 float in Villa de Garcia are close to completion. The full project is expected to be concluded by the end of 2005. Approximately 70 percent of the Company’s natural gas requirements for 1Q04 and 50 percent of its requirements for the remainder of the year are hedged.

SG&A expenses were stable as a percentage of consolidated sales. The reduction of administrative, selling and other general expenses as a percentage of consolidated sales, were mainly offset by increased distribution costs. During the quarter, distribution costs increased mainly as a result of higher sales volumes and a higher amount of exports as a percentage of sales. During 2004, the Company expects to continue working on reducing SG&A as a percentage of sales.

Table 2
EBIT and EBITDA
(Millions)
			YoY%			YoY%
	1Q'04	1Q'03	Change	LTM 2004	LTM 2003	Change
Constant Pesos
Consolidated EBIT	321	363	(11.5)	1,824	1,961	(7.0)
Margin	5.2%	6.1%	-0.9 pp	7.2%	7.6%	-0.4 pp

Flat Glass	181	260	(30.3)	954	903	5.6
Glass Containers	165	180	(8.1)	776	1,148	(32.4)
Glassware	1	(12)	--	202	228	(11.6)

Consolidated EBITDA	908	914	(0.7)	4,096	4,196	(2.4)
Margin	14.8%	15.3%	-0.5 pp	16.2%	16.3%	-0.1 pp

Flat Glass	365	456	(19.9)	1,658	1,661	(0.2)
Glass Containers	462	424	9.0	1,901	2,159	(11.9)
Glassware	72	62	14.6	490	523	(6.3)

Nominal Dollars
Consolidated EBIT	29	32	(10.5)	162	176	(8.2)
Margin	5.2%	6.1%	-0.9 pp	7.2%	7.6%	-0.4 pp

Flat Glass	16	23	(29.0)	85	80	6.1
Glass Containers	15	16	(7.0)	69	105	(33.9)
Glassware	0	(1)	--	18	21	(14.7)

Consolidated EBITDA	81	80	1.2	365	380	(4.1)
Margin	14.9%	15.3%	-0.4 pp	16.1%	16.5%	-0.4 pp

Flat Glass	33	40	(18.3)	148	149	(0.8)
Glass Containers	41	37	11.0	170	197	(13.9)
Glassware	6	6	16.3	44	48	(9.0)

Consolidated Financing Cost

Consolidated total financing cost decreased to US$13 million, from US$44 million in the first quarter of 2003, primarily due to a foreign exchange gain of US$5 million during 1Q’04 compared to a US$23 million foreign exchange loss for 1Q’03. In addition, a higher gain in monetary position of US$20 million compared with a US$15 million gain during 1Q’03, also contributed to the decrease.

Table 3
Total Financing Cost
(Millions)
			YoY%			YoY%
	1Q'04	1Q'03	Change	LTM 2004	LTM 2003	Change
Constant Pesos
Interest Expense	374	379	(1.3)	1,583	1,434	10.4
Interest Income	(14)	(34)	(58.9)	(135)	(93)	45.8
Foreign Exchange Loss (Gain)	(59)	273	--	461	2,115	(78.2)
Monetary Position (Gain)	(227)	(169)	34.4	(637)	(773)	(17.6)
Other Financial Expenses (Net)*	76	67	13.5	389	258	50.8
Total Financing Cost (Gain)	150	516	(71.0)	1,.661	2,942	(43.5)

Nominal Dollars
Interest Expense	34	33	0.7	142	131	8.1
Interest Income	(1)	(3)	(58.2)	(12)	(8)	46.6
Foreign Exchange Loss (Gain)	(5)	23	--	39	196	(80.2)
Monetary Position (Gain)	(20)	(15)	36.8	(57)	(71)	(20.1)
Other Financial Expenses (Net)*	7	6	16.7	34	23	48.7
Total Financing Cost (Gain)	13	44	(69.7)	146	271	(46.0)
* Net of non related interest products.

Taxes

Year over year, deferred income taxes decreased as a result of higher losses for tax purposes in the operating subsidiaries during 1Q’03. As mentioned in previous quarters, YoY deferred income tax comparisons reflect the initial recognition during 2002 of the gradual decrease in Income Tax rates from 35 percent in 2002 to 32 percent in 2005.

Table 4
Taxes and Profit Sharing to Workers
(Millions)
			YoY%			YoY%
	1Q'04	1Q'03	Change	LTM 2004	LTM 2003	Change
Constant Pesos
Accrued Income Tax	112	100	12.2	211	416	(49.3)
Deferred Income Tax	(17)	(116)	(85.1)	(54)	(796)	(93.2)
Total Income Tax	95	(16)	--	157	(380)	--
Profit Sharing to Workers	38	25	53.0	51	48	7.8
Total Taxes and PSW	132	9	--	209	(332)	--

Nominal Dollars
Accrued Income Tax	10	9	14.8	19	37	(48.6)
Deferred Income Tax	(2)	(10)	(84.1)	(4)	(74)	(94.0)
Total Income Tax	8	(1)	--	15	(37)	--
Profit Sharing to Workers	3	2	55.8	5	4	5.9
Total Taxes and PSW	12	1	--	19	(32)	--

Consolidated Net Income

During the quarter, the Company recorded a Consolidated Net Income of US$32 million compared to a Consolidated Net Loss of US$15 million in 1Q’03. This improvement was achieved mainly as a result of a US$32 million gain from the sale of Vitro Fibras, despite a 10.5 percent YoY decline in EBIT. Lower YoY total financing cost also contributed to Net Consolidated Income

Capital Expenditures

Capital expenditures (CAPEX) for the quarter totaled US$31 million. Flat Glass accounted for approximately 64 percent or US$20 million, mainly used for new double glazing facilities to be opened in Spain during 2004, as well as for the pet coke transformation initiative, and some Vitro AFG Capex carryover. Approximately another 33 percent, or US$10 million, was spent at Glass Containers, mainly for a furnace repair and maintenance, as well as continued investments in the pet coke conversion project. Glassware’s capital expenditures of US$1 million represented approximately 3 percent of the total, and were primarily used for maintenance.

Consolidated Financial Position

Consolidated gross debt as of March 31, 2004 totaled US$1,395 million, a QoQ decrease of US$14 million, mainly as a result of the divestiture of the Company’s ownership in Vitro Fibras which contributed to a decline of US$22 million of debt. Net debt, which considers cash and equivalents as well as cash collateralizing debt accounted for in other long term assets, remained flat QoQ at US$1,248. On a YoY comparison, gross debt decreased by US$181 million, and net debt by US$30 million.

On April 2, 2004, the Company’s Glassware business unit secured a syndicated loan for up to US$75 million. The syndicated loan comprises two tranches: Tranche A, consists of a US$42 million, 5-year term loan and a US$10 million, 3-year committed revolving line of credit; Tranche B consists of a US$23 million, 3-year term loan. Proceeds of the facility were mainly used to pay down short term maturities, thus refinancing 40 percent of the Company’s non-revolving bank debt due in 2004.

As of 1Q’04, Vitro had cash and cash equivalents of US$111 million, of which approximately 33 percent were unrestricted.

Table 5
Debt Indicators
(Million dollars; except as indicated)
	1Q'04	4Q'03	3Q'03	2Q'03	1Q'03
Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	2.2	2.3	2.3	2.3	2.6

Leverage
(Total Debt / EBITDA) (Times) LTM	3.8	3.8	4.1	4.2	4.2

Total Debt	1,395	1,409	1,411	1,486	1,576
Short-Term Debt(1)	426	400	480	456	495
Long-Term Debt	969	1,009	932	1,030	1,080

Currency Mix (%) dlls / Pesos / UDI's	60/40/0	61/39/0	54/46/0	53/47/0	57/43/0
(1) Short term debt includes current maturities of long-term debt.

Debt Profile as of March 31, 2004*

- The Company’s average life of debt as of 1Q04 was 3.9 years, up from 3.4 years at the end of 1Q’03. On a pro-forma basis, assuming that the Glassware business unit’s syndicated loan would have closed on March 31, 2004, the average life of debt would have been 4.0 years.

- At the Holding Company level, the average life of debt was 5.3 years, up from 4.5 years as of 1Q03.

- Short term debt was 31 percent of total debt as of as of March 31, 2004. On a pro-forma basis, assuming the Glassware business unit’s syndicated loan would have closed on March 31, 2004, short term debt would have been reduced from 28 percent of total debt as of 4Q’03 to 27 percent as of March 31, 2004.

- 42.7 percent of debt maturing during the next twelve months, approximately US$ 182 million, is related to trade finance.

* Debt profile considers swaps and derivatives transactions when including rate and currency mix.

- Revolving short-term debt, including trade related debt, accounted for 47.2 percent of total short-term debt. This type of debt is usually renewed within periods of 28 to 180 days.

- Market debt is mostly short-term Euro Commercial Paper and “Certificados Bursátiles” that the Company uses on a regular basis to finance short-term needs as a way to maintain its presence in these markets.

- Debt maturities from April ’05 to March ‘06 are all due at the operating subsidiary level and basically come from syndicated facilities

- For the period April ’06 to March ‘07, market maturities include medium-term notes denominated in UDI’s, swapped to pesos. Maturities for the period April ’07 to March ‘08 include the Senior Notes.

- Market maturities after March 2008 include the “Certificados Bursátiles”, a Private Placement, and the Senior Notes due 2013, all at the Holding Co. level.

Cash Flow

Working capital needs for the quarter continued to decrease mainly as a result of lower investments in accounts receivable, as well as better terms negotiated with suppliers across the three business units. Net Free Cash Flow improved YoY by US$16 million as a result of lower net interest expense, due to the decline in debt as well as a lower CAPEX.
Inventory reductions of US$3.5 and $US1.9 million in Containers and Flat Glass during the quarter enhanced the company’s cash flow position. This positive effect was countered by Glassware’s US$3.3 investment in inventory in 1Q’04, partly in anticipation of higher seasonal sales in April.

Table 6
Cash Flow from Operations Analysis(1)
(Millions)
			YoY%			YoY%
	1Q'04	1Q'03	Change	LTM 2004	LTM 2003	Change
Constant Pesos
EBITDA	908	914	(0.7)	4,096	4,196	(2.4)
(-) Net Interest Expense(2)	274	340	(19.4)	1,676	1,694	(1.0)
(-) Capex	344	427	(19.6)	1,715	1,269	35.1
(+/-) Working Capital(3)	382	509	(24.9)	210	745	(71.8)
(-) Dividends	68	70	(2.9)	240	317	(24.1)
(-) Cash Taxes paid	4	(47)	--	158	(6)	--
Net Free Cash Flow	(164)	(385)	(57.5)	96	177	(45.8)

Nominal Dollars
EBITDA	81	80	1.2	365	380	(4.1)
(-) Net Interest Expense(2)	25	29	(14.3)	151	155	(2.3)
(-) Capex	31	38	(18.6)	153	115	33.0
(+/-) Working Capital(3)	34	43	(20.6)	19	65	(71.2)
(-) Dividends	6	6	0.1	22	29	(23.4)
(-) Cash Taxes paid	0	(4)	--	14	(0)	--
Net Free Cash Flow	(15)	(31)	(52.8)	5	17	(69.3)
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes other financial expenses and products.
(3) Includes; Clients, Inventories, suppliers and other current assets and liabilities

Key Developments

On April 2, 2004 the Company completed the sale of its 60 percent interest in Vitro OCF, S.A. de C.V (“Vitro Fibras”), the holding Company of Vitro Fibras, for US$71.5 million in cash. Vitro OCF was Vitro’s joint venture with Owens Corning engaged in the manufacture and distribution of fiberglass insulation and composite reinforcement products. Approximately US$5.4 million of the sale price was placed in escrow to secure certain indemnification obligations related to the sale. Thus, at closing, Vitro received approximately US$66.1 million. Pursuant to the terms of the sale, Vitro repaid Vitro OCF’s debt of approximately US$22.6 million immediately prior to the sale. After the sale, Owens Corning will become the sole owner of this Mexican operation, which was formed in 1957.
Even though the transaction was closed after the quarter ended, Vitro Fibras’ sale was recognized during 1Q’04, as both companies had complied with all obligations pursuant to the sale. In consequence, Vitro Fibras’ debt balance was no longer reflected on the Company’s consolidated balance sheet for this quarter, thus the US$22.6 million reduction in the debt level. Proceeds form the sale were accounted for as an account receivable in the other current assets line of the consolidated balance sheet. The cash proceeds were received on April 2, 2004.
The sale was consistent with Vitro’s strategy to focus on its core glass businesses of Flat Glass, Containers and Glassware. The transaction meets two important corporate goals. First, it allows the Company to devote resources and energy to maintain and develop its glass-oriented businesses throughout the world. Secondly, it provides the Company with the capital to strengthen its operations and financial position. In 2003 Vitro OCF had consolidated sales of US$63 million and EBITDA of US$20 million.

Flat Glass

(49 percent of LTM Consolidated Sales)

Sales

Flat Glass’ consolidated sales increased YoY by 4.6 percent, to US$274 million. Sales to the Automotive segment, rose YoY by 6.6 percent, mainly driven by increased demand in the replacement market, both in the U.S. and Mexico. Sales to OEMs increased YoY by 3 percent, principally from higher demand from domestic auto manufacturers. Going forward, the Company expects sales to the automotive industry to continue growing, mainly from long-term contracts for new platforms that will start production in 2005.

In the construction segment, domestic sales declined YoY by approximately 10 percent, mainly affected by pricing pressures. Sales volume, however, increased by over 20 percent, principally driven by higher demand from the low-cost and residential housing markets.

During the quarter, Flat Glass continued to successfully penetrate the U.S. market. Exports rose YoY by 19 percent, with increases coming from the construction, OEM automotive, and replacement automotive markets. Exports represented 27 percent of sales, up from 24 percent in the same quarter of 2003.

Sales from foreign subsidiaries increased YoY by 2.7 percent. Vitro Cristalglass’ sales were marginally higher, despite the lack of monumental construction projects recorded in the period. Sales at Vitro America, in turn, increased by almost 6 percent, mostly due to recovering demand in the West Coast.

EBIT and EBITDA

EBIT decreased by YoY by 29 percent to US$16 million, while EBITDA decreased by 18.3 percent to US$33 million. During the same period, EBIT and EBITDA margins declined by 280 and 340 basis points, respectively, to 5.9 and 11.9 percent.

The main factors that negatively affected EBITDA include price decreases in the domestic construction market, higher energy costs, inventory reductions which benefited Vitro’s cash flow position, and increased distribution costs from additional export volume.

Strong EBITDA generation from the Mexicali operations and increased fixed cost absorption stemming from higher sales volume contributed to partially offset the above mentioned factors that negatively impacted consolidated EBIT and EBITDA for the business unit.

Table 7
Flat Glass
(Millions)
			YoY%			YoY%
	1Q'04	1Q'03	Change	LTM 2004	LTM 2003	Change
Constant Pesos
Consolidated Net sales	3,067	2,991	2.6	12,352	12,239	0.9
Net Sales
Domestic Sales	821	871	(5.8)	3,332	3,484	(4.4)
Exports	827	710	16.4	2,978	2,889	3.1
Foreign Subsidiaries	1,420	1,409	0.8	6,043	5,866	3.0
EBIT	181	260	(30.3)	954	903	5.6
EBITDA	365	456	(19.9)	1,658	1,661	(0.2)

EBIT Margin	5.9%	8.7%	-2.8 pp	7.7%	5.9%	1.8 pp
EBITDA Margin	11.9%	15.2%	-3.3 pp	13.4%	11.9%	1.5 pp

Nominal Dollars
Consolidated Net sales	274	262	4.6	1,101	1,093	0.8
Domestic Sales	74	77	(3.9)	298	317	(6.0)
Export Sales	74	62	19.0	267	265	0.5
Foreign Subsidiaries	127	123	2.7	536	510	5.1
EBIT	16	23	(29.0)	85	80	6.1
EBITDA	33	40	(18.3)	148	149	(0.8)

EBIT Margin	5.9%	8.7%	-2.8 pp	7.7%	7.4%	0.3 pp
EBITDA Margin	11.9%	15.3%	-3.4 pp	13.4%	13.6%	-0.2 pp

Volumes
Flat Glass (Thousands of Metric Tons)	188.0	152.0	23.7	676.7	656.0	3.2

Capacity utilization
Flat Glass furnaces(1)	115%	92%	23 pp
Flat Glass auto segment	81%	78%	3 pp

(1) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based ona certain number of changes in glass color & thickness, determined by historical averages.

Glass Containers

(40 percent of LTM Consolidated Sales)

Sales

Consolidated Glass Containers sales increased YoY by 3.8 percent to US$215 million. Domestic sales increased YoY by 2.8 percent and exports by 14.0 percent.

The two main drivers behind the increase in domestic sales were an improved product mix in the food segment and an increase in demand from the Cosmetics, Pharma and Toiletries segment, due to the import substitution of European products in the domestic market. Sales to the soft-drink market declined, mainly due to a change in product mix, as customers in the segment demanded more lower-margin, non-returnable glass containers as a percentage of their bottle purchases. Similarly, sales volumes to the beer segment increased, but were partly offset by a change in product mix

The 14.0 percent YoY increase in exports resulted principally from higher sales in the U.S. The Company’s flexible operations and its natural position as supplier of niche and value-added products with specialty colors, labels and molds, have enabled it to continue to increase exports and gain market share in the U.S. Exports to the Wine and Liquor segment, through Vitro Packaging, rose YoY by 12 percent. The increase was driven in part by higher demand from independent wineries.

Sales from Glass Containers’ foreign subsidiaries were down YoY by 12.3 percent, or US$3.4 million, as a result of weak economies and sluggish demand in Central America, mainly in Guatemala and Costa Rica.

In keeping with the Company’s strategy of exploiting its capabilities to profitably service niche and value-added markets, sales of new products represented 19.4 percent of Glass Containers’ consolidated net sales, close to double the comparative figure of 2003.

EBIT and EBITDA

EBIT declined YoY by 7.0 percent to US$15 million, with EBIT margins down by 80 basis points. The US$1.1 million decrease in EBIT is mostly explained by the reduction in the average useful life of the Company’s forming machines as mentioned in the last quarter of 2003. This increase in depreciation expense has no effect on the Company’s operations.

EBITDA increased YoY by 11 percent to US$41 million, with EBITDA margins up by 120 basis points, driven by higher sales, lower payroll expenses, and reduced maintenance costs. These benefits were partially offset by an inventory reduction during the period, weak demand in Central America, and an increase in distribution costs that resulted from higher export volumes.

Table 8
Glass Containers
(Millions)
			YoY%			YoY%
	1Q'04	1Q'03	Change	LTM 2004	LTM 2003	Change
Constant Pesos
Consolidated Net sales	2,399	2,358	1.7	10,074	10,551	(4.5)
Net Sales
Domestic Sales	1,402	1,394	0.6	6,045	6,428	(6.0)
Exports	720	643	11.9	2,879	2,715	6.0
Foreign Subsidiaries	277	321	(13.9)	1,150	1,408	(18.3)
EBIT	165	180	(8.1)	776	1,148	(32.4)
EBITDA	462	424	9.0	1,901	2,159	(11.9)

EBIT Margin	6.9%	7.6%	-0.7 pp	7.7%	10.9%	-3.2 pp
EBITDA Margin	19.3%	18.0%	1.3 pp	18.9%	20.5%	-1.6 pp

Nominal Dollars
Consolidated Net sales	215	207	3.8	899	951	(5.5)
Domestic Sales	126	123	2.8	541	593	(8.7)
Export Sales	64	56	14.0	256	236	8.2
Foreign Subsidiaries	25	28	(12.3)	102	122	(16.6)
EBIT	15	16	(7.0)	69	105	(33.9)
EBITDA	41	37	11.0	170	197	(13.9)

EBIT Margin	6.9%	7.7%	-0.8 pp	7.7%	11.0%	-3.3 pp
EBITDA Margin	19.3%	18.1%	1.2 pp	18.9%	20.7%	-1.8 pp

Glass Containers
Domestic (Millions of Units)	861	866	(0.6)	3,621	4,041	(10.4)
Exports (Millions of Units)	271	262	3.5	1,144	1,111	3.0
Total	1,132	1,128	0.4	4,765	5,153	(7.5)

Capacity utilization (furnaces)	95%	78%	17 pp
Capacity utilization (production lines)	86%	82%	4 pp

Soda Ash (Thousands Tons)	144.8	134.5	7.7	559.3	548.7	1.9
Capacity utilization	102%	98%	4 pp

Aluminium Cans (Million of Units)	228.2	210.6	8.4	1,082.7	996.3	8.7
Capacity utilization	68%	79%	-11 pp

Glassware

(11 percent of LTM Consolidated Sales)

Sales

Consolidated sales at the Glassware business unit increased 0.4 percent YoY, to US$52 million. The unfavorable YoY comparison mainly reflects the divestiture in September 2003 of Envases Cuautitlán S.A. (ECSA), one of our plastics operations. Excluding ECSA, Glassware sales would have increased 9.5 percent on YoY basis.

Sales of candleholder products more than tripled YoY, reflecting unusually weak sales in 1Q’03, due to significant advance purchases in 4Q’02, in anticipation of a price increase in the market.

Export sales increased 10.1 percent, driven by higher demand of tableware and glassware mainly in Latin America and the U.S. This increase was slightly offset by a reduction in exports to OEMs, principally due to a slow recovery of small electrical kitchen appliances demand in Europe and the U.S.

While same store sales by retailers increased by over 5 percent, total sales to the segment experienced double digit growth during the quarter. The chief factors supporting this effect relate to Glassware’s business structure: its capability to service retail customers’ orders in very short periods of time and its ability to efficiently service smaller-size orders.

In recent months, the Company has continued to capitalize on its flexible operations, introducing new higher margin, value-added goods, including a variety of colors, molds, packaging, and decorations. In fact, approximately 30 percent of sales came from new products launched in the 2004 product catalogues, nearly doubling sales of new products for 1Q’03. Going forward, the Company expects sales of new products to continue to represent a high percentage of sales.

EBIT and EBITDA

EBIT and EBITDA increased YoY by US$1 and US$0.9 million, respectively. Excluding ECSA from 1Q’03 results, EBIT and EBITDA would have increased YoY by US$1.4 million and US$1.7 million, respectively. EBITDA margins increased YoY by 170 basis points, to 12.3 percent in the first quarter of 2004.

The improvement in EBIT and EBITDA reflects increased capacity utilization and fixed cost absorption, which offset the negative impact of higher energy costs and the divestiture of ECSA in 2003.

Table 9
Glassware
(Millions)
			YoY%			YoY%
	1Q'04	1Q'03	Change	LTM 2004	LTM 2003	Change
Constant Pesos
Consolidated Net sales	582	592	(1.6)	2,637	2,744	(3.9)
Net Sales
Domestic Sales	382	406	(5.9)	1,752	1,884	(7.0)
Exports	200	186	7.7	886	861	2.9
EBIT	1	(12)	--	202	228	(11.6)
EBITDA	72	62	14.6	490	523	(6.3)

EBIT Margin	0.1%	-2.0%	2.1 pp	7.6%	8.3%	-0.7 pp
EBITDA Margin	12.3%	10.6%	1.7 pp	18.6%	19.1%	-0.5 pp

Nominal Dollars
Consolidated Net sales	52	52	0.4	236	250	(5.5)
Domestic Sales	34	36	(4.0)	157	172	(8.7)
Export Sales	18	16	10.1	79	78	1.3
EBIT	0	(1)	--	18	21	(14.7)
EBITDA	6	6	16.3	44	48	(9.0)

EBIT Margin	0.1%	-1.9%	2 pp	7.6%	8.4%	-0.8 pp
EBITDA Margin	12.3%	10.6%	1.7 pp	18.5%	19.2%	-0.7 pp

Sales mix glassware products (Volume terms)
Retail	49.8%	45.2%		44.4%	37.9%
Wholesaler	20.9%	22.2%		17.3%	19.2%
Industrial	24.5%	26.4%		33.7%	38.0%
OEM	4.8%	6.1%		4.7%	4.9%

Capacity utilization (furnaces)	77%	73%	4 pp
Capacity utilization (production lines)	74%	50%	24 pp

EBITDA Reconciliation

EBITDA consists of operating income plus depreciation, amortization and reserves for seniority premiums and pensions. The concept of EBITDA is presented because some of our investors have indicated to us that they consider it an appropriate measurement of funds available to service our debt. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income to measure our operating performance or to resources generated by continuing operations as a measure of our liquidity. Because not all companies calculate EBITDA identically, our presentation of EBITDA may not be comparable to other similarly entitled measures used by other companies. The following table sets forth, for the periods indicated, the reconciliation of EBITDA to resources generated from continuing operations of each of our business units.

Table 10
EBITDA Reconciliation
(Millions of Constant Pesos)
	1Q'04	1Q'03	LTM 2004	LTM 2003
Flat Glass:
EBITDA	365	456	1,658	1,661
Other expense net of witte-off of assets	(7)	(23)	(66)	(32)
Income and assets tax and workers' profit sharing, net of deferred taxes	(99)	(78)	(88)	(242)
Amortization of cost of debt issue	5	-	16	-
(Gain) loss from sale of subsidiaries	-	-	-	-
Total Financing Cost	(17)	(133)	(429)	(804)
Changes in working capital	130	218	(450)	457
Resources generated from operations	377	440	641	1,040

Glass Containers:
EBITDA	462	424	1,901	2,159
Other expense net of witte-off of assets	(88)	9	(93)	(7)
Income and assets tax and workers' profit sharing, net of deferred taxes	(60)	(41)	(160)	(127)
Amortization of cost of debt issue	3	4	13	16
(Gain) loss from sale of subsidiaries	66	-	66	-
Total Financing Cost	(72)	(242)	(690)	(1,381)
Changes in working capital	(864)	117	(977)	(383)
Resources generated from operations	(553)	272	60	277

Glassware:
EBITDA	72	62	490	523
Other expense net of witte-off of assets	(2)	(2)	(18)	(31)
Income and assets tax and workers' profit sharing, net of deferred taxes	(3)	(9)	(16)	(30)
Amortization of cost of debt issue	-	-	1	1
(Gain) loss from sale of subsidiaries	-	-	-	-
Total Financing Cost	(2)	(33)	(90)	(217)
Changes in working capital	13	134	(143)	(163)
Resources generated from operations	78	152	224	83

Corporate and other eliminations:
EBITDA	9	(28)	47	(147)
Other expense net of witte-off of assets	437	2	508	(59)
Income and assets tax and workers' profit sharing, net of deferred taxes	13	4	22	(64)
Amortization of cost of debt issue	12	8	43	38
(Gain) loss from sale of subsidiaries	(428)	-	(463)	-
Total Financing Cost	(59)	(108)	(452)	(540)
Changes in working capital	28	(782)	712	(843)
Resources generated from operations	12	(904)	416	(1,615)

Consolidated Results:
EBITDA	908	914	4,096	4,196
Other expense net of witte-off of assets	340	(14)	331	(129)
Income and assets tax and workers' profit sharing, net of deferred taxes	(149)	(124)	(242)	(463)
Amortization of cost of debt issue	20	12	73	55
(Gain) loss from sale of subsidiaries	(362)	-	(397)	-
Total Financing Cost	(150)	(516)	(1,661)	(2,942)
Changes in working capital	(693)	(312)	(859)	(933)
Resources generated from operations	(85)	(40)	1,342	(215)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2004 (IN MILLIONS)
	First Quarter						LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.
Consolidated Net Sales	6,115	5,987	2.1	547	525	4.2	25,334	25,686	(1.4)	2,260	2,308	(2.1)
Cost of Sales	4,543	4,400	3.2	407	386	5.4	18,371	18,486	(0.6)	1,640	1,663	(1.4)
Gross Income	1,572	1,587	(0.9)	141	139	0.9	6,962	7,200	(3.3)	620	645	(3.9)
SG&A Expenses	1,252	1,225	2.2	112	107	4.3	5,137	5,239	(1.9)	458	469	(2.2)
Operating Income	321	363	(11.5)	29	32	(10.5)	1,824	1,961	(7.0)	162	176	(8.2)

Interest Expense	456	455	0.3	41	40	2.5	2,004	1,784	12.3	179	163	10.0
Interest Income	20	43	(52.6)	2	4	(51.7)	167	185	(9.4)	15	16	(9.4)
Exchange Loss (Gain)	(59)	273	--	(5)	23	--	461	2,115	(78.2)	39	196	(80.2)
Gain from Monet. Position	227	169	34.4	20	15	36.8	637	773	(17.6)	57	71	(20.1)
Total Financing Cost	150	516	(71.0)	13	44	(69.7)	1,661	2,942	(43.5)	146	271	(46.0)
Other Income	316	(15)	--	28	(1)	--	179	(118)	--	16	(10)	--
Share in Net Income of Non-Consol. Assoc. Companies	(0)	(0)		(0)	(0)		(0)	(0)	(4.0)	(0)	(0)	--
Inc. (loss) bef. Tax & PSW	487	(168)	--	44	(13)	--	342	(1,098)	--	32	(105)	--
Income Tax and PSW	132	9	--	12	1	--	209	(332)	--	19	(32)	--
Net Inc. (loss) Cont. Opns.	355	(177)	--	32	(15)	--	134	(766)	--	12	(73)	--
Income (loss)of Discont. Oper.	-	-		-	-		-	311	--	-	29	--
Net Income (Loss)	355	(177)	--	32	(15)	--	134	(455)	--	12	(44)	--
Net Income (loss) of Maj. Int.	309	(227)	--	28	(19)	--	(47)	(469)	(89.9)	(4)	(44)	91.4
Net Income (loss) of Min. Int.	45	50	(9.8)	4	5	(11.1)	181	14	-	16	0	--

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2004 (IN MILLIONS)
	Constant Pesos			Nominal Dollars
BALANCE SHEET	2004	2003	% Var.	2004	2003	% Var.	FINANCIAL INDICATORS	1Q'04	1Q'03
Cash & Cash Equivalents	1,243	2,929	(57.6)	111	262	(57.5)	Debt/EBITDA (LTM, times)	3.8	4.2
Trade Receivables	2,292	2,493	(8.1)	205	222	(7.5)	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.2	2.6
Inventories	3,839	3,939	(2.5)	344	351	(2.1)	Debt / Firm Value (times)	0.6	0.7
Other Current Assets	1,888	1,244	51.8	169	111	52.2	Debt/Equity (times)	1.8	2.0
Total Current Assets	9,261	10,606	(12.7)	829	945	(12.3)	Curr. Assets/Curr. Liab. (times)	1.0	1.0
Inv. in Uncons. Subs.	-	-	--	-	-	--	Sales/Assets (times)	0.8	0.8
Prop., Plant & Equipment	18,658	19,699	(5.3)	1,670	1,766	(5.5)	EPS (Ps$) *	1.03	(0.76)
Deferred Assets	1,815	1,976	(8.1)	162	176	(7.7)	EPADR (US$) *	0.28	(0.19)
Other Long-Term Assets	742	848	(12.5)	66	76	(12.7)
Total Assets	30,476	33,128	(8.0)	2,727	2,963	(8.0)
							OTHER DATA	1Q'04	1Q'03
Short-Term & Curr. Debt	4,763	5,518	(13.7)	426	495	(14.0)	# Shares Issued (thousands)	324,000	324,000
Trade Payables	1,951	2,126	(8.2)	175	190	(8.1)
Other Current Liabilities	2,569	2,622	(2.0)	230	234	(1.9)	# Average Shares Outstanding (thousands)	300,647	300,647
Total Curr. Liab.	9,283	10,265	(9.6)	831	920	(9.7)
Long-Term Debt	10,830	12,035	(10.0)	969	1,080	(10.3)	# Employees	24,909	26,332
Other LT Liabilities	1,912	2,008	(4.8)	171	180	(4.8)
Total Liabilities	22,025	24,309	(9.4)	1,971	2,180	(9.6)
Majority interest	5,812	6,014	(3.4)	520	534	(2.6)
Minority Interest	2,639	2,806	(5.9)	236	250	(5.4)
Total Shar. Equity	8,451	8,820	(4.2)	756	784	(3.5)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
AS OF MARCH 31, 2004 (IN MILLIONS)
	First Quarter						LTM
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
FLAT GLASS
Net Sales	3,128	3,014	3.8%	280	264	5.9%	12,539	12,340	1.6%	1,118	1,102	1.4%
Interd. Sales	60	23	158.5%	5	2	163.2%	187	101	84.6%	17	9	78.9%
Con. N. Sales	3,067	2,991	2.6%	274	262	4.6%	12,352	12,239	0.9%	1,101	1,093	0.8%
Expts.	827	710	16.4%	74	62	19.0%	2,978	2,889	3.1%	267	265	0.5%
EBIT	181	260	-30.3%	16	23	-29.0%	954	903	5.6%	85	80	6.1%
Margin (1)	5.9%	8.7%		5.9%	8.7%		7.7%	7.4%		7.7%	7.3%
EBITDA	365	456	-19.9%	33	40	-18.3%	1,658	1,661	-0.2%	148	149	-0.8%
Margin (1)	11.9%	15.2%		11.9%	15.3%		13.4%	13.6%		13.4%	13.6%

Flat Glass Volumes (Thousand Tons)
Const + Auto				188	152	23.7%				677	656	3.2%

GLASS CONTAINERS
Net Sales	2,434	2,376	2.4%	218	209	4.5%	10,198	10,634	-4.1%	910	959	-5.1%
Interd. Sales	36	18	95.2%	3	2	99.1%	123	83	47.9%	11	8	45.7%
Con. N. Sales	2,399	2,358	1.7%	215	207	3.8%	10,074	10,551	-4.5%	899	951	-5.5%
Expts.	720	643	11.9%	64	56	14.0%	2,879	2,715	6.0%	256	236	8.2%
EBIT	165	180	-8.1%	15	16	-7.0%	776	1,148	-32.4%	69	105	-33.9%
Margin (1)	6.9%	7.6%		6.9%	7.7%		7.7%	10.9%		7.7%	11.0%
EBITDA	462	424	9.0%	41	37	11.0%	1,901	2,159	-11.9%	170	197	-13.9%
Margin (1)	19.3%	18.0%		19.3%	18.1%		18.9%	20.5%		18.9%	20.7%

Glass containers volumes (MM Pieces)
Domestic				861	866	-0.6%				3,621	4,041	-10.4%
Exports				271	262	3.5%				1,144	1,111	3.0%
Total:Dom.+Exp.				1,132	1,128	0.4%				4,765	5,153	-7.5%

Soda Ash (Thousand Tons)				145	135	7.7%				559	549	1.9%
Aluminum Cans (MM Pieces)				228	211	8.4%				1,083	996	8.7%

GLASSWARE
Net Sales	587	597	-1.6%	53	52	0.5%	2,657	2,770	-4.0%	238	252	-5.7%
Interd. Sales	5	5	4.6%	0	0	6.6%	20	25	-21.8%	2	2	-25.1%
Con. N. Sales	582	592	-1.6%	52	52	0.4%	2,637	2,744	-3.9%	236	250	-5.5%
Expts.	200	186	7.7%	18	16	10.1%	886	861	2.9%	79	78	1.3%
EBIT	1	(12)	--	0.1	(1.0)	--	202	228	-11.6%	18	21	-14.7%
Margin (1)	0.1%	-2.0%		0.1%	-1.9%		7.6%	8.3%		7.6%	8.4%
EBITDA	72	62	14.6%	6	6	16.3%	490	523	-6.3%	44	48	-9.0%
Margin (1)	12.3%	10.6%		12.3%	10.6%		18.6%	19.1%		18.5%	19.2%

GLASSWARE (Sales Mix %)
Retail				49.8%	45.2%					44.4%	37.9%
Wholesale				20.9%	22.2%					17.3%	19.2%
Industrial				24.5%	26.4%					33.7%	38.0%
OEM				4.8%	6.1%					4.7%	4.9%

CONSOLIDATED (2)
Net Sales	6,217	6,034	3.0%	556	529	5.1%	25,664	25,896	-0.9%	2,289	2,327	-1.6%
Interd. Sales	102	47	118.9%	9	4	121.7%	330	210	57.1%	29	19	53.1%
Con. N. Sales	6,115	5,987	2.1%	547	525	4.2%	25,334	25,686	-1.4%	2,260	2,308	-2.1%
Expts.	1,746	1,539	13.5%	156	135	15.8%	6,742	6,464	4.3%	601	580	3.7%
EBIT	321	363	-11.5%	29	32	-10.5%	1,824	1,961	-7.0%	162	176	-8.2%
Margin (1)	5.2%	6.1%		5.2%	6.1%		7.2%	7.6%		7.2%	7.6%
EBITDA	908	914	-0.7%	81	80	1.2%	4,096	4,196	-2.4%	365	380	-4.1%
Margin (1)	14.8%	15.3%		14.9%	15.3%		16.2%	16.3%		16.1%	16.5%

Link to Annexes